Exhibit 99.1

Entourage Mining Ltd.
OTCBB: ENMGF

Entourage Mining Ltd. Completes Special and Annual Meeting

Vancouver, B.C., April 15, 2012 – ENTOURAGE MINING LTD. (“Entourage” or the “Company”) Corporate Update - Special and Annual General meeting – January 24, 2014

The Company held its Special and Annual General meeting at the offices of its Attorney on January 24, 2014 and Desmond Balakrishnan, a partner in the law firm McMillan LLP, chaired the meeting. All the business items on the Agenda were voted in favor of Managements’ suggestions as suggested in the information circular that was distributed to Shareholders beforehand.

The business items of importance that were approved by ordinary resolution were:

1.	Authorizing an unlimited number of Class A Preferred shares without par value and to approve special rights and restrictions for the existing Common shares and the new Preferred shares;

2.	The Notice of Articles of the Company to be amended to reflect the amendment to the authorized share structure approved above;

It was also resolved by Special Resolution that the company will apply to the British Columbia Registrar of Companies pursuant to section 308 of the Business Corporations Act for authorization to continue out of British Columbia and into the jurisdiction of the State of Nevada in accordance with this section. This resolution was approved.

The second special resolution that was approved was to change the authorized share Structure post conversion to an unlimited number of Class A Preferred Shares with par value to 500,000,000 Common Shares with a par value of $.001 and 500,000,000 Preferred shares with a par value of $.001.

Three Directors were nominated and elected: James Turner, who was already a Director, and Danielle Beauchamp and Fouad Mallouk, who are new Directors. Dale Matheson Carr-Hilton Labonte LLP were reappointed Auditors for the following year.

The Company is reviewing and evaluating several new projects unrelated to the mining industry it had previously focused on.

The Company will acquire Phoenix Media, a graphic design, web development, communication and marketing agency (http://phoenix-m.com/).

The Company is active on Twitter (@PhoenixMediaInt), on Facebook (https://www.facebook.com/phoenixmediainternationnal) and on LinkedIn (Phoenix Media International).

On behalf of the Board

“Danielle Beauchamp”

Danielle Beauchamp,
Director

Forward Looking Statements

Except for historical information contained herein, the statements in this Press Release may be forward looking statements. Forward looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission as well as the Company's filings on the SEDAR continuous disclosure system in Canada.